EXHIBIT 12
PEPSICO, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
Years Ended December 27, 2014, December 28, 2013, December 29, 2012, December 31, 2011 and
December 25, 2010
(in millions except ratio amounts)

	2014	2013	2012	2011	2010
Earnings:
Income before income taxes	$8,757	$8,891	$8,304	$8,834	$8,232
Unconsolidated affiliates’ interests, net	(115)	(25)	(34)	(30)	72
Amortization of capitalized interest	6	5	2	3	3
Interest expense(a)	909	911	899	856	903
Interest portion of rent expense(b)	236	213	194	196	175

Earnings available for fixed charges	$9,793	$9,995	$9,365	$9,859	$9,385

Fixed Charges:
Interest expense(a)	$909	$911	$899	$856	$903
Capitalized interest	9	7	5	10	6
Interest portion of rent expense(b)	236	213	194	196	175

Total fixed charges	$1,154	$1,131	$1,098	$1,062	$1,084

Ratio of Earnings to Fixed Charges(c)	8.49	8.84	8.53	9.29	8.65

(a)	Excludes interest related to our reserves for income taxes as such interest is included in provision for income taxes and includes net amortization of debt premium/discount.

(b)	One-third of rent expense is the portion deemed representative of the interest factor.

(c)	Based on unrounded amounts.